UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 001-39080

CUSIP Number 73931J109

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Immersion Corporation
Full Name of Registrant Not Applicable
Former Name if Applicable 2999 N.E. 191st Street, Suite 610
Address of Principal Executive Office (Street and Number) Aventura, FL 33180
City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Immersion Corporation (the “Company”) has determined that it will not be able to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (the “Form 10-Q”) by August 14, 2024, the original due date for such filing, without unreasonable effort or expense, due to delays in obtaining, compiling and reviewing certain information included in the Form 10-Q as a result of the Company’s acquisition of a controlling interest in Barnes & Noble Education. The Company expects to file the Form 10-Q within the extension period of five calendar days, as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

J. Michael Dodson	(408)	467-1900
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following financial information for the three months ending June 30, 2024 is preliminary, unaudited and subject to change. The Company’s revenues are expected to be approximately $99.4 million for the three months ended June 30, 2024, compared to revenues of $7.0 million for the three months ended June 30, 2023. The Company’s net income is expected to be approximately $20.9 million for the three months ended June 30, 2024, as compared to net income of $7.0 million for the three months ended June 30, 2023. The changes in the Company’s revenues and net income for the period ended June 30, 2024 compared to the prior year period primarily reflect the Company’s inclusion in its financial statements of Barnes & Noble Education, Inc.’s financial results for the period beginning June 10, 2024 and ending June 30, 2024.

Forward-Looking Statements

Certain statements made in this Form 12b-25 constitute forward-looking statements within the meaning of the federal securities laws. All statements contained in this Form 12b-25 that do not relate to matters of historical fact should be considered forward-looking statements. For example, forward-looking statements include, without limitation, statements regarding the Company’s expectations regarding its financial information for its quarter ended June 30, 2024 and the Company’s expectation that it will file the Form 10-Q within the extension period of five calendar days, as provided under Rule 12b-25 under the Exchange Act. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, and are subject to the risk that the Company is not able to complete its Form 10-Q within the extension period of five calendar days, and the risk that the Company finds errors as it completes its consolidated financial statements. Unless otherwise required by applicable law, the Company assumes no obligation to update any forward-looking statements, and expressly disclaims any obligation to do so, whether as a result of new information, future events or otherwise.

Immersion Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2024	By:	/s/ J. MICHAEL DODSON
J. Michael Dodson
Chief Financial Officer